May 26, 2020

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Cloudastructure, Inc.

Offering Circular on Form 1-A

Filed April 10, 2020

File No. 024-11192

Dear Mr. Spirgel:

We acknowledge receipt of the comments in your letter dated May 7, 2020 regarding the Offering Statement of Cloudastructure, Inc. (the “Company”), which we have set out below, together with our responses.

Preliminary Offering Circular Dated April 10, 2020

Risk Factors

"The Company has multiple notes outstanding beyond their stated maturity date.", page 10

1.                  Please disclose in this risk factor the total amount due under the outstanding notes.

The Company has revised the disclosure in the “Risk Factors” section of the Offering Circular as requested by the Staff.

The Company's Business

Products and Services in Development, page 19

2.                  Please revise to discuss the time frames and estimated costs related to the completion of your products and services in development.

The Company has revised the disclosure in the “The Company’s Business” section of the Offering Circular to discuss the time frames and estimated costs related to the completion of the Company’s products and services in development as requested by the Staff.

1

Key Customers, page 21

3.                  Please identify the major customer who accounted for 39% of your revenue in 2019 and disclose the material terms of any agreements or understanding with this customer. As part of your response, tell us the percentage of revenue derived from the customer in 2018. In addition, file as exhibits any related contracts. Refer to Item 17(6)(b)(ii) of Form 1-A.

The Company has revised the disclosure in the “The Company’s Business” section of the Offering Circular to identify the customer who accounted for 39% of the Company’s revenue in 2019, and to disclose percentage of revenue derived from the customer in 2018. Regarding the filing of any contracts with this customer as an exhibit, the Company does not believe Item 17(6)(b)(ii) of Form 1-A requires any contracts with this customer to be filed. Firstly, the Company has not entered into a formal agreement with this customer that governs the terms of the services provided by the Company to the customer. Secondly, the Company does not believe it is substantially dependent on this customer’s business. As such, the Company has not filed as an exhibit any contracts with this customer, and has revised its disclosure in the Offering Circular to make it clear that the Company is not dependent on this customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 23

4.                  We note your disclosure on page 10 that if you sell the maximum number of units, you expect the net proceeds to fund your operations for at least 48 months. Please revise this section to disclose how long you expect your current capital will be able to fund operations and how long you will be able to continue to fund operations if you raise 25%, 50%, 75% or 100% of the maximum offering.

The Company has revised its disclosure under “Liquidity and Capital Resources” to disclose how long the Company expects its current capital will be able to fund its operations, as well as how long the Company expects it will be able to continue to fund its operations if it raises 25%, 50%, 75% or 100% of the maximum offering.

Directors, Executive Officers and Significant Employees, page 25

5.                  Your website indicates that Rajeev Kak is your Chief Marketing Officer. Please disclose all executive officers and significant employees of the company. See Item 10 of Form 1- A.

As Rajeev Kak is no longer the Chief Marketing Officer of the Company, the Company has removed him from its website. The Company confirms that the information in the “Directors, Executive Officers, and Significant Employees” section of the Offering Circular is correct and up to date.

2

Balance Sheets, page F-2

6.                  We note that you have multiple issuances of promissory notes and convertible notes outstanding beyond their maturity dates and the holders of such debt may demand payment at any time. Revise your balance sheet classification of these notes to report them as a current liability or tell us why it is appropriate to not do so.

The Company has revised the financial statements to reflect the current nature of the convertible notes that are due within one year, have exceeded their maturity date, or are due on demand. As this change results in a restatement of the financial statements, the Company has provided additional disclosure in Note 9 in accordance with ASC 250.

Statement of Operations, page F-3

7.                  We note that you have been "primarily focused on research and development for the last two fiscal years". Tell us your consideration of the disclosure requirements of ASC 730- 10-50 and whether or not your research and development expenses should be disclosed.

The Company has revised the statement of operations to separately show identified research and development expenses. As this change results in a restatement of the financial statements, the Company has provided additional disclosure in Note 9 in accordance with ASC 250. The Company has also added disclosure regarding research and development to the “The Company’s Business” section of the Offering Circular.

Recent Accounting Pronouncements, page F-8

8.                  Please disclose when you intend to adopt those new and/or revised accounting standards whose adoption you have elected to defer.

The Company has revised Note 2 of the financial statements to address the adoption or consideration of recent accounting pronouncements as requested by the Staff.

Revenue Recognition, page F-8

9.                  Please expand your disclosure and describe how you account for each material source of revenues: subscriptions, door and video services, and sales of controllers and recorders. Further, tell us why you have yet to implement the guidance of ASC 606 - Revenues from Contracts with Customers, which became effective for non-public companies for years beginning after December 15, 2018.

3

The Company has expanded its disclosure in Note 2 of the financial statements to describe how it accounts for each material source of revenues (subscriptions, door and video services, and sales of controllers and recorders). The Company also has revised Note 2 of the financial statements regarding revenue recognition to reflect its adoption of ASC 606.

Notes to the Financial Statements

Note 4 - Convertible Notes, and Note 5 - Other Non-current Liabilities, page F-9

10.               Please disclose the terms of your debt and other non-current obligations as required by ASC 470. Also include applicable related party disclosures.

The Company has revised Note 4 to disclose the terms of its debt and other non-current liabilities, added Note 5 to disclose the terms of its SAFE instruments and added Note 8 to disclose the terms of related party transactions with the Company. The Company has revised the balance sheet to reflect the changes to current and non-current liabilities and notes payable to a related party. As these changes result in a restatement of the financial statements, the Company has provided additional disclosure in Note 9 in accordance with ASC 250.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cloudastructure, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Rick Bentley

Chief Executive Officer

Cloudastructure, Inc.

4